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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X     Form 40-F
               ---              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   )
                                                 ---

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K, the English versions of the following announcements:

     Exhibit 99.1: an announcement regarding the Registrant's acquisition of CNPC's Unlisted Sales Enterprises.

     Exhibit 99.2: an announcement regarding the Registrant's renewal of the Existing Waiver and application for a New Waiver for its Ongoing Connected Transactions; and

     Exhibit 99.3: an announcement relating to a notice of an extraordinary general meeting of the shareholders of the Registrant.

     These announcements contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     - the satisfaction of certain conditions precedent for the completion of the Acquisition.

     - the Registrant's ability to obtain sufficient cash to fund the Acquisition.

     - the Registrant's expectation that the land use rights obtained in connection with the Acquisition will be freely transferrable by the Registrant to any third parties.

     -    the anticipated completion date of the Acquisition.

     - an expected increase by at least an average of 3% per annum in consumption of refined oil products in the area in which the Unlisted Sales Enterprises are located.

     - the anticipated significant improvement of the profitability of the assets to be acquired.

     - the expectation that the increase in the proportion of retail business can provide room for an increase in gross margin and lead to an increase in the Registrant's total sales income.

     - the expectation that the Acquisition will further improve the Registrant's sales networks and enhance its control over the market and overall resistance to risks.

     - the expection that the business conditions of the Unlisted Sales Enterprises will fully improve in 2003.

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     -    the Registrant's proposed reduction of the annual limits of certain categories of Ongoing Connected Transactions in its New Waiver as compared with the annual limits in the Existing Waiver.

     - The Registrant's ability to satisfy the conditions in connection with the New Waiver for a period of 3 years up to December 31, 2005 relating to the Ongoing Connected Transactions, including the proposed annual limits in the New Waiver.

     These forward-looking statements reflect the Registrant's current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     The Registrant does not intend to update or otherwise revise the forward-looking statements in these announcements, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in these announcements might not occur in the way the Registrant expects, or at all.

     You should not place undue reliance on any of these forward-looking statements.

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       PetroChina Company Limited




Dated: September 30, 2002              By:  /s/ Li Huaiqi
                                           ----------------------------
                                       Name:  Li Huaiqi
                                       Title: Company Secretary
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                                  EXHIBIT INDEX

Exhibit        Description
-------        -----------
Ex-99.1        an announcement, dated September 26, 2002, regarding PetroChina
               Company Limited's acquisition of CNPC's Unlisted Sales
               Enterprises.

Ex-99.2        an announcement, dated September 27, 2002, regarding PetroChina
               Company Limited's renewal of the existing waiver and application for a new waiver for its Ongoing Connected Transactions; and

Ex-99.3 an announcement, dated September 27, 2002, relating to a notice of an extraordinary general meeting of the shareholders of PetroChina Company Limited.